UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2016

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2016

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.
Mitsubishi UFJ Securities Holdings Co., Ltd.

Changes in Legal Names of Subsidiaries

Tokyo, March 23, 2016 — Mitsubishi UFJ Financial Group, Inc. (MUFG) and its subsidiary, Mitsubishi UFJ Securities Holdings Co., Ltd. (MUSHD) announced that they have decided to change the names of MUSHD’s overseas subsidiaries as shown below, subject to approvals from the respective governing bodies of said overseas subsidiaries of MUSHD.

1.	Reason for the change

Overseas, MUFG has been promoting a branding structure emphasizing the group acronym “MUFG” to enhance brand recognition and further elevate its presence in its businesses. In this circumstance, in order for MUSHD’s overseas subsidiaries to be easily recognized as member securities firms of the MUFG group, and thereby contribute to the promotion of a collaborative business among group companies, a decision was made to include the group acronym “MUFG” in their legal names.

2.	Details of change

Current legal name	New legal name
Mitsubishi UFJ Securities International plc	MUFG Securities EMEA plc
Mitsubishi UFJ Securities (USA), Inc.	MUFG Securities Americas Inc.
Mitsubishi UFJ Securities (HK), Limited	MUFG Securities Asia Limited
Mitsubishi UFJ Securities (Singapore), Limited	MUFG Securities Asia (Singapore) Limited

3.	Effective date of change

July 1, 2016

4.	Overview of said overseas subsidiaries

Current legal name	Mitsubishi UFJ Securities International plc
Location	London, United Kingdom of Great Britain and Northern Ireland
Title and name of representative	CEO David King
Description of business	Securities Business
Capital	GBP 1,011 million

Current legal name	Mitsubishi UFJ Securities (USA), Inc.
Location	New York, State of New York, United States of America
Title and name of representative	CEO William Mansfield
Description of business	Securities Business
Capital	USD 469 million

Current legal name	Mitsubishi UFJ Securities (HK), Limited
Location	Hong Kong Special Administrative Region of the People’s Republic of China
Title and name of representative	CEO Trent Andrew Hagland
Description of business	Securities Business
Capital	USD 207 million

Current legal name	Mitsubishi UFJ Securities (Singapore), Limited
Location	Singapore, Republic of Singapore
Title and name of representative	CEO Yashima Akanuma
Description of business	Securities Business
Capital	SGD 35 million

*        *        *

Contacts:

Mitsubishi UFJ Financial Group

Corporate Communication Division

Media Relations Office

81-3-3240-7651

Mitsubishi UFJ Securities Holdings

Corporate Communications Division

81-3-6742-1060

2